--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2003

                                  ATTUNITY LTD
                              (Name of Registrant)


              Einstein Building, Tirat Carmel, Haifa, Israel 39101
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F   X                    Form 40-F __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes ___  No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

     This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statements File Nos. 333-11972, 333-12450 and 333-14140.

--------------------------------------------------------------------------------

                                  ATTUNITY LTD



6-K Items

1. Attunity Ltd Press Release re Attunity to Report Fourth Quarter and 2002 Fiscal Year End Results dated February 20, 2003

2. Attunity Ltd Press Release re Attunity Announces Fourth Quarter and 2002 Year End Results dated March 4, 2003.

                                                                          Item 1

Press Release                                                   Source: Attunity



       Attunity to Report Fourth Quarter and 2002 Fiscal Year End Results


Thursday February 20, 6:50 pm ET


WAKEFIELD,  Mass.--(BUSINESS WIRE)--Feb. 20, 2003--Attunity Ltd. (NASDAQ: ATTU -
News), a leader in business process, application and data integration solutions for the extended enterprise, today announced thatit will report fourth quarter and 2002 fiscal year end earnings on Tuesday, March 4, 2003 at 11:00 a.m. Eastern Standard Time. The results will be discussed on a conference call to be conducted by Arie Gonen, chairman.

To take part in the conference call, please dial (800) 299-9086 in the United States or (617) 786-2903 internationally and provide the passcode number 34358317. This call will also be broadcast live on www.attunity.com and an online replay will be available approximately one hour after the call.

Attunity also announced that it has been advised by NASDAQ that it has fallen below NASDAQ's continued listing standard relating to minimum share price since the closing bid price for company's shares has closed below the minimum of $1.00 for 30 consecutive trading days.

Under NASDAQ rules, the company has until May 14, 2003 to meet the NASDAQ continued listing standard of a minimum bid price of $1.00 for 10 consecutive days. At such time, if it is unable to comply with such standard, the company may transfer its securities to the NASDAQ SmallCap Market. The company is currently evaluating its alternatives with regard to complying with this standard.

"We are confident that with our upcoming announcement of 2002 fiscal year end earnings the investment community will have a greater appreciation of the value of Attunity. We have been successfully executing a strategy that has delivered consistent growth and profitability during 2002. In the very near future, we expect our market valuation will more accurately reflect the turnaround and promising future for Attunity."

About Attunity Ltd.

Attunity(TM) is a leading provider of eBusiness solutions that deliver dynamic business process, application and data integration within and across enterprises. Attunity gives organizations the power to leverage their IT investments by automating and managing business processes within the enterprise and with partners, suppliers and customers over the Internet.


The company's portfolio of software and services work in concert. Its eBusiness Integration Suite utilizes the standards-based technologies of Attunity Connect(TM) and Attunity BPI(TM) to insure rapid ROI while maintaining business agility for the future.


Attunity delivers production-proven software and services to more than 1,000 companies worldwide and has strategic alliances with Oracle, HP, and other world-class partners. Attunity products are available through direct sales and support offices in the United States, Israel, the United Kingdom, France, the People's Republic of China, and Australia, as well as distributors in Japan, S.E. Asia, Europe and Latin America. For more information, visit www.attunity.com or send email to info@attunity.com.

Copyright (C) 2003 Attunity Ltd. All rights reserved.

Attunity, the Attunity logo, Application Adapter Framework, Attunity AAF, Attunity Connect and Web Services Process Integration are trademarks of Attunity Ltd. All other marks are the property of their respective owners.

o (Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors, including but not limited to risks and product technology development, market acceptance of the products and continuing product demand, the impact of competitive products and pricing, changing economic conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the company's most recent annual report and other filings with the Securities and Exchange Commission.)

_______________

Contact:
     Attunity
     Dan Potter, 781/213-5204
     dpotter@attunity.com

                                                                          Item 2

Press Release                                              Source: Attunity Ltd.

          Attunity Announces Fourth Quarter and 2002 Year End Results

Tuesday March 4, 8:13 am ET

Fourth Quarter '02 Grows 115% Over Fourth Quarter '01; 2002 Pro Forma Net Income of $2.2M vs. 2001 Pro Forma Net Loss of ($14.3M)

WAKEFIELD, Mass.--(BUSINESS WIRE)--March 3, 2003-- Attunity Ltd.(NASDAQ: ATTU -
 News), a leader in application and data integration solutions for the extended enterprise, today announced financial results for the fourth quarter and fiscal year ended December 31, 2002.

Total revenues in the fourth quarter of 2002 were $4,524,000, an increase of 115% from $2,102,000 for the same period in the prior year and an increase of 2.7% from $4,402,000 in the third quarter of 2002. Gross profit in the fourth quarter of 2002 was $2,760,000 compared with a gross loss of ($128,000) for the same period in the prior year. Pro forma net income for the fourth quarter of 2002 (excluding $608,000 non-recurring expenses) was $751,000 or $0.05 per share compared with a pro forma net loss (excluding $1,326,000 non-recurring expenses) of ($6,850,000) or ($0.52) per share in the fourth quarter of 2001 and compared with a net profit of $619,000 or $0.04 per share in the third quarter of 2002. Net profit was $143,000 or $0.01 per share compared with a net loss of ($8,176,000) or ($0.61) in the fourth quarter of 2001 and compared with a net profit of $619,000 or $0.04 per share in the third quarter of 2002. Non-recurring expenses were $608,000 in the fourth quarter of 2002.

Total revenues in 2002 were $17,455,000, an increase of 3.5% from $16,869,000 in 2001. Gross profit in 2002 was $11,452,000 compared with a gross profit of $8,418,000 in 2001. Pro forma net income (excluding $608,000 non-recurring expenses) for 2002 was $2,212,000 or $0.15 per share compared with a pro forma net loss (excluding $1,326,000 non-recurring expenses) of ($14,305,000) or ($1.23) per share in 2001. Net profit in 2002 was $1,604,000 or $0.11 per share compared with a net loss of ($15,631,000) or ($1.34) in 2001.

                            2001         Q1/2002       Q2/2002
Revenues                $16,869,000    $4,208,000    $4,321,000
Pro Forma Net
 Profit/Loss           ($14,305,000)     $405,000      $437,000
Net Profit             ($15,631,000)     $405,000      $437,000


                          Q3/2002        Q4/2002        2002
Revenues                 $4,402,000    $4,524,000   $17,455,000
Pro Forma Net
 Profit/Loss               $619,000      $751,000    $2,212,000
Net Profit                 $619,000      $143,000    $1,604,000

"We are very pleased to deliver sequential growth throughout this year both in revenue and pro forma net income as forecasted," said Arie Gonen, chairman of Attunity. "We have increased our revenues while decreasing our operating expenses by 59%. These are very impressive results and I would like to thank Attunity employees for their remarkable work throughout the year. I would also like to thank our shareholders for their continued confidence in the company. Our financial results speak for themselves."

"Our results in 2002 reflect our strategy to focus on sales execution, stabilize our expense run rate, and effectively cultivate partner relationships. We are very encouraged by our continued success in the high-end IBM mainframe and HP NonStop environments. New reseller partners such as SeeBeyond will help further expand our market share in this important segment."

"Our license revenues in 2002 were $6,931,000, an increase of 9.0% from $6,355,000 in 2001. Our sales and marketing expenses in 2002 were $5,585,000 a decrease of 54% from $12,120,000 in 2001. Today we are in a stronger competitive position as a result of our efforts in 2002 and will invest more in sales and marketing to capture greater market share and revenue in 2003," said Arie Gonen.

Highlights of Attunity's Fourth Fiscal Quarter 2002

Customer Wins

New customers in Q4 2002 included The May Department Stores Company, Booz Allen Hamilton, FMC Technologies, Movado Group, Hamilton Company, Statistics Canada, Colwell Patterson, Montefiore Medical Center, PAR Technology, Lazard Asset Management, XAware, and Xchanging Ins-Sure Services, the processing bureau of Lloyds of London.

New Product Offerings

Attunity Database Adapter for Microsoft BizTalk Server was introduced to provide powerful XML based integration technology and unlock enterprise and legacy data. The Database Adapter utilizes existing metadata from the various data sources to automatically generate XML documents that can be dynamically configured and deployed with Microsoft BizTalk Server

Channel Partnerships

SeeBeyond (NASDAQ:SBYN - News) entered into a relationship with Attunity to resell Attunity Connect adapters for IBM z/OS mainframe and HP NonStop platforms. Attunity has also been appointed a Gold Member in the SeeBeyond Partner Program.

Microsoft Corp. (NASDAQ: MSFT - News) has appointed Attunity as one of only five "Validated Adapter Partners" for the Microsoft BizTalk server product. Through this expanded relationship, Microsoft now offers first line support to Attunity Connect customers on BizTalk Server. Attunity and Microsoft also announced a nationwide seminar series to promote the joint offering on the IBM iSeries platform.

Attunity will conduct a teleconference tomorrow at 11:00am U.S. Eastern Standard Time. To take part in the conference call, please dial (800) 299-9086 in the United States or (617) 786-2903 internationally and provide the password code number 34358317. This call will also be broadcast live on www.attunity.com and an online replay will be available approximately one hour after the call.

About Attunity Ltd.

Attunity(TM) is a leading provider of eBusiness Integration solutions that deliver dynamic business process, application and data integration within and across enterprises. Attunity gives organizations the power to leverage their IT investments by automating and managing business processes within the enterprise and with partners, suppliers and customers over the Internet.

Copyright (C) 2003 Attunity Ltd. All rights reserved.

Attunity, the Attunity logo, Application Adapter Framework, Attunity AAF, Attunity Connect and Web Services Process Integration are trademarks of Attunity Ltd. All other marks are the property of their respective owners.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, product technology developments, market acceptance of our products and continuing product demand, the impact of competitive products and pricing, changing economic conditions, release and sales of new products by strategic resellers and customers, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in our filings with the Securities Exchange Commission, including our Form 20-FAnnual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

                                  Attunity Ltd.
                           CONSOLIDATED BALANCE SHEETS
                          (in thousands of US Dollars )

                                       December 31,   December 31,
                                           2002          2001(a)
ASSETS
Current Assets
Cash and cash equivalents                 $2,693         $3,045
Short-term deposits                           88              -
Marketable securities                          -             21
Accounts receivable - net                  3,377          2,800
Other receivables and prepaid
 expenses                                  1,233          1,082
Total current assets                       7,391          6,948

Severance Pay Fund                         1,189          1,207

Fixed Assets
Cost                                       7,446          7,330
Less: accumulated depreciation            (6,301)        (5,660)
                                           1,145          1,670
Other assets
Computer software costs, net               6,075          6,070

Intangible assets, net                     5,684          5,399

                                          11,759         11,469

                                         $21,484        $21,294
(a) Reclassified

                                  Attunity Ltd.
                           CONSOLIDATED BALANCE SHEETS
                          (in thousands of US Dollars )

                                           December 31, December 31,
                                                2002      2001(a)
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term bank debt                            $175         $174
Current maturities of long-term debt             205          231
Trade payables                                   645        1,320
Deferred revenues                              1,986        2,221
Employees and payroll accruals                 1,055        1,466
Accrued expenses and other
 liabilities                                   1,558        1,678
Total current liabilities                      5,624        7,090

Long term liabilities
Long term debt                                    55          211
Accrued severance pay                          1,625        1,668
Total long term liabilities                    1,680        1,879

Sharholders' equity
Share capital: Authorized
 30,000,000 ordinary shares
 of NIS 0.1 par value Issued
 and Outstanding:
14,767,432 shares at December 31, 2002
14,580,160 shares at December 31, 2001           437          432
Capital surplus                               86,592       86,614
Accumulated deficit                          (72,241)     (73,845)
Foreign currency translation adjustment         (608)        (876)
Total Shareholders' equity                    14,180       12,325

                                             $21,484      $21,294

(a) Reclassified

                                  Attunity Ltd.
                      CONSOLIDATED STATEMENTS OF OPERATION
                          (in thousands of US Dollars )

                           Three Months Ended     Twelve Months Ended
                               December 31,           December 31,
                            2002(a)    2001(a)       2002    2001(a)
Revenues
Licenses                    $1,676        $109      $6,931    $6,355
Maintenance                  1,540       1,102       6,057     4,978
Services                     1,308         891       4,467     5,536
                             4,524       2,102      17,455    16,869
Cost of revenues
Licenses                       624         890       1,863     2,547
Maintenance                    186         261         764     1,042
Services                       954       1,079       3,376     4,862
                             1,764       2,230       6,003     8,451

Gross profit (loss)          2,760        (128)     11,452     8,418

Operating expenses
Selling and marketing        1,160       2,768       5,585    12,120
General and
 administrative                330       1,079       1,509     3,829
Research and
 development, net              455         649       2,023     3,982
Non-recurring expenses         608       1,326         608     1,326
Impairment of investment         -       2,658           -     2,658
                             2,553       8,480       9,725    23,915

Operating profit (loss)       $207     ($8,608)     $1,727  ($15,497)
Financial income
 (expenses) - net              136          97         141        48
Profit (loss) before
 taxes                         343      (8,511)      1,868  ($15,449)

Taxes on income (tax
 benefits)                     200        (115)        264       402
                              $143     ($8,396)     $1,604  ($15,851)

Gain from discontinued
 operations, net                 -         220           -       220
Net profit (loss)             $143     ($8,176)     $1,604  ($15,631)

Basic net profit (loss)
 per share                   $0.01      ($0.61)      $0.11    ($1.34)

Weighted average number
 of shares used to
 compute basic net
 profit (loss) per share    14,697      13,298      14,697    11,666

Diluted net profit
 (loss) per share            $0.01      ($0.61)      $0.11    ($1.34)
Weighted average number of
 used shares to compute
 diluted net
 profit (loss) per share    14,697      13,298      14,725    11,666

(a) Reclassified

                             Attunity Ltd.
          PRO FORMA CONSOLIDATED STATEMENTS OF OPERATION (b)
                          (in thousands of US Dollars)

                     Three Months Ended         Three Months Ended
                        December 31,                December 31,
                  2002(a)            2002(a)   2001(a)           2001(a)
                     As    Adjusted   Pro        As    Adjusted  Pro
                  reported   (1)   forma(b)   reported   (1)    forma(b)
                                     as                          as
                                   adjusted                   adjusted
Revenues
Licenses           $1,676            $1,676     $109             $109
Maintenance         1,540             1,540    1,102            1,102
Services            1,308             1,308      891              891
                    4,524             4,524    2,102            2,102
Cost of revenues
Licenses              624               624      890              890
Maintenance           186               186      261              261
Services              954               954    1,079            1,079
                    1,764             1,764    2,230            2,230

Gross profit        2,760             2,760     (128)            (128)

Operating
 expenses
Selling and
 marketing          1,160             1,160    2,768            2,768
General and
 administrative       330               330    1,079            1,079
Research and
 development, net     455               455      649              649
Non-recurring
 expenses             608    (608)        -    1,326  (1,326)       -
Impairment of
 investment             -                 -    2,658            2,658
                    2,553             1,945    8,480            7,154

Operating profit
 (loss)              $207              $815  ($8,608)         ($7,282)
Financial
 income(expenses)
 - net                136               136       97               97
Profit (loss)
 before taxes        $343              $951  ($8,511)         ($7,185)

Taxes on income
 (tax benefit)        200               200     (115)            (115)
Profit (loss)
 before taxes        $143              $751  ($8,396)         ($7,070)

Gain from
 discontinued
 operations, net        -                 -      220              220
Net profit (loss)    $143              $751  ($8,176)         ($6,850)

Basic net profit
 (loss) per share   $0.01             $0.05   ($0.61)          ($0.52)

Weighted average
 number of shares
 used to compute
 basic net profit
 (loss) per share  14,697            14,767   13,298           13,298

Diluted net
 profit (loss)
 per share          $0.01             $0.05   ($0.61)          ($0.52)

Weighted average
 number of shares
 used to compute
 diluted net
 profit (loss)
 per share         14,697            14,733  $13,298           13,298

(a) Reclassified
(b) Pro forma Consolidated Statements of Operations are not prepared under U.S. GAAP
(1) Non-recurring expenses include severance and offices lease expenses

                   Twelve Months Ended        Twelve Months Ended
                       December 31,               December 31,
                  2002(a)          2002(a)   2001(a)           2001(a)
                    As   Adjusted   Pro        As    Adjusted   Pro
                 reported   (2)    forma(b) reported   (2)    forma(b)
                                     as                          as
                                   adjusted                   adjusted
Revenues
Licenses          $6,931            $6,931   $6,355            $6,355
Maintenance        6,057             6,057    4,978             4,978
Services           4,467             4,467    5,536             5,536
                  17,455            17,455   16,869            16,869
Cost of revenues
Licenses           1,863             1,863    2,547             2,547
Maintenance          764               764    1,042             1,042
Services           3,376             3,376    4,862             4,862
                   6,003             6,003    8,451             8,451

Gross profit      11,452            11,452    8,418             8,418

Operating
 expenses
Selling and
 marketing         5,585             5,585   12,120            12,120
General and
 administrative    1,509             1,509    3,829             3,829
Research and
 development,
 net               2,023             2,023    3,982             3,982
Non-recurring
 expenses            608    (608)        -    1,326  (1,326)        -
Impairment of
 investment                                   2,658             2,658
                   9,725             9,117   23,915            22,589

Operating profit
 (loss)           $1,727            $2,335 ($15,497)         ($14,171)
Financial income
 (expenses) -
 net                 141               141       48                48
Profit (loss)
 before taxes      1,868             2,476 ($15,449)         ($14,123)
Taxes on income
 (tax benefit)       264               264      402               402
                   1,604             2,212 ($15,851)         ($14,525)

Gain from
 discontinued
 operations, net       -                 -      220               220
Net profit
 (loss)           $1,604            $2,212 ($15,631)         ($14,305)


Basic net profit
 (loss) per
 share             $0.11             $0.15   ($1.34)           ($1.23)

Weighted average
 number of
 shares used to
 compute basic
 net profit
 (loss) per
 share            14,697            14,695   11,666            11,666

Diluted net
 profit (loss)
 per share         $0.11             $0.15   ($1.34)           ($1.23)

Weighted average
 number of
 shares used to
 compute diluted
 net profit
 (loss) per
 share            14,725            14,723   11,666            11,666

(a) Reclassified
(b) Pro forma Consolidated Statements of Operations are not prepared under U.S. GAAP
(1) Non-recurring expenses include severance and offices lease expenses

___________

Contact:
     Attunity
     Dan Potter, 781/213-5204
     dan.potter@attunity.com

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                    ATTUNITY LTD
                                                    ------------
                                                    (Registrant)



                                                     By: /s/Arie Gonen
                                                         -------------
                                                         Chairman

Date: March 4, 2003